August 21, 2025

Steven Gutterman
Chief Executive Officer
Gryphon Digital Mining, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

       Re: Gryphon Digital Mining, Inc.
           Registration Statement on Form S-3
           Filed August 6, 2025
           File No. 333-289278
Dear Steven Gutterman:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please provide an analysis supporting your conclusion that the registrant is eligible to use Form S-3 to register this offering considering the shareholders of Gryphon Digital
       Mining, Inc. are voting on proposals necessary to complete the acquisition of the company by American Bitcoin Corp. In this regard, we note General Instruction I.A.6 to Form S-3. If you are not eligible to use Form S-3 for this offering, please withdraw this registration statement and refile on an appropriate form.
 August 21, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Adam Berkaw, Esq.